Forum Markets, Incorporated

2875 South Ocean Blvd, Suite 200

Palm Beach, FL 33480

April 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Forum Markets, Incorporated (formerly known as ETHZilla Corporation, and prior thereto

180 Life Sciences Corp.)

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-280912

CIK No.: 0001690080

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Forum Markets, Incorporated (formerly known as ETHZilla Corporation, and prior thereto 180 Life Sciences Corp.), a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-280912 originally filed with the Commission on July 19, 2024 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement as it is no longer pursuing the contemplated public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any comments or questions regarding this matter, please contact our counsel at The Loev Law Firm, PC, Attn: David M. Loev, at (832) 930-6432.

Thank you for your assistance in this matter.

Sincerely,

Forum Markets, Incorporated

/s/ John Saunders
John Saunders
Chief Finanical Officer